United States securities and exchange commission logo





                             May 28, 2020

       John Quaid
       Senior Vice President and Controller
       Marathon Petroleum Corp
       539 South Main Street
       Findlay, Ohio 45840-3229

                                                        Re: Marathon Petroleum
Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-35054

       Dear Mr. Quaid :

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Non-GAAP Financial Measures, page 69

   1. We note your presentation of the non-GAAP measures refining and marketing margin and retail total margin.
Please present a reconciliation for these non-GAAP measures in accordance with Item
10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile these measures to the most
directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion
and amortization. If you do not believe gross margin that includes depreciation, depletion
and amortization expense is the most directly comparable GAAP measure, please tell us
why in your response.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Quaid
Marathon Petroleum Corp
May 28, 2020
Page 2

      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameJohn Quaid                            Sincerely,
Comapany NameMarathon Petroleum Corp
                                                        Division of Corporation
Finance
May 28, 2020 Page 2                                     Office of Energy &
Transportation
FirstName LastName